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                               October 11, 2023

       Yehu Ofer
       Chief Executive Officer
       Odysight.ai Inc.
       Suites 7A and 3B , Industrial Park , P.O. Box 3030
       Omer, Israel 8496500

                                                        Re: Odysight.ai Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 27,
2023
                                                            File No. 333-273285

       Dear Yehu Ofer:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 9, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors
       Risks Related to this Offering and Our Common Stock, page 6

   1. We reissue comment 1 to the extent that you did not clarify the risk factor on page 6, which still implies you
are working toward Nasdaq listing approval, and does not disclose that listing was denied
or that you likely will not actively pursue the listing until at least
                                                        April 2024, after your
next Form 10-K filing.
   2. Revise the summary risk factors and the risk factor on pages 15 and 17, and any related disclosure in the
document, to clarify if your stock is currently is a "penny stock."
 Yehu Ofer
FirstName
Odysight.aiLastNameYehu Ofer
            Inc.
Comapany
October 11,NameOdysight.ai
            2023           Inc.
October
Page 2 11, 2023 Page 2
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management, page 58

3. We note your response to comment 2. As Mr. Arkin currently holds approximately
         44.59% of the voting power of your securities and additional warrants and options that are
         "currently exercisable or will become exercisable within 60 days," please amend your disclosure to include any risks related to your possible status as a controlled company.
4. We reissue comment 3 in part. We note the disclosure in footnote 13 to the table that "in general, subsidiaries of the Phoneix Holdings Ltd. manage their own funds and/or the funds of others." Please revise footnote 13 here and footnote 6 to the selling stockholders table to clarify who has beneficial ownership over the shares held by each subsidiary of
         Mr. Arken's company, Phoenix Insurance Company Ltd.
5. We note the disclosure on page 67 that "[t]he Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the Common Stock or interests therein may be 'underwriters' within the meaning of Section 2(11) of the Securities
         Act." We note the shares subject to resale consist of over 56% of the beneficial ownership of your common stock, that it appears Mr. Arkin, the selling shareholder acquired the vast majority of the shares within the past 3-6 months, which resulted in a change of control and let to the name change, Mr. Arkin has authority to determine which shareholders may resale their shares in the offering, that the company could receive up to $27.4 million from conversion of the warrants into common stock, and other information disclosed in Recent
         Developments beginning on page 44. Please provide your analysis why the selling securityholders should not be deemed underwriters. Refer to Securities Act Rules
         Compliance and Disclosure Interpretation ("C&DI") 612.09.
Part II: Information Not Required in Prospectus, page II-1

6. Revise Item 15 to provide the information required by Item 701 of Regulation S-K.
General

7. Please revise the cover page to clarify what securities are being registered, including specifying the number of securities acquired and identifying each of the "investments in
         Odysight.ai Inc." in which each was acquired. Also, please revise the cover page of the registration statement, and the prospectus generally, to remove the registration of "the shares of Common Stock underlying the Warrants issued pursuant to the Private
         Placement," described in the second paragraph of "Recent Developments" on page 44. For guidance, please refer to Securities Act Section 5 Compliance and Disclosure
         Interpretation ("C&DI") 139.09.
 Yehu Ofer
FirstName
Odysight.aiLastNameYehu Ofer
            Inc.
Comapany
October 11,NameOdysight.ai
            2023           Inc.
October
Page 3 11, 2023 Page 3
FirstName LastName
       Please contact Benjamin Richie at 202-551-7857 or Abby Adams at 202-551-6902 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Industrial
Applications and
                                                       Services
cc:      Joshua Ravitz